UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A #2

                    Under the Securities Exchange Act of 1934


                              SUN RIVER ENERGY, INC.
                                (Name of Issuer)
                                  Common Stock,
                         (Title of Class of Securities)

                                   86686 U 103
                                 (CUSIP Number)


                               5950 Berkshire Lane
                                   Suite 1650
                                Dallas, TX 75225

                                 (214) 739-9191
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                             New Mexico Energy LLC
                              Robert A. Doak, Jr.
                                  1207 Alta St
                            Trinidad, Colorado 81082
                                 (719) 845-0863
                                 August 3, 2010
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

- ------------------------------------------------------------------------------
CUSIP #86686 U 103                    13D                    Page 2 of 5 Pages
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     New Mexico Energy, LLC (beneficially Robert A. Doak, Jr.) and Robert A. Doak, Jr.


- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     None

- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     2,941,666
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

    0
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,941,666
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     12.47%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    Co
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
CUSIP #86686 U 10 3                     13D                    Page 3 of 5 Pages
- -----------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Robert A. Doak, Jr. (Beneficial owner of New Mexico Energy, LLC)
- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares             0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     3,175,567
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

    0
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     6,117,233
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     25.93% (1)
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    I
- ------------------------------------------------------------------------------

Item 1.  Security and Issuer.


This Schedule 13D amendment relates to the common stock ("common stock"), of Sun River Energy, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 5950 Berkshire Lane, Suite 1650, Dallas, TX 75225


Item 2.  Identity and Background.

     New Mexico Energy, LLC is beneficially owned and managed by Robert A. Doak, Jr. 1207 Alta, Trinidad, NM 81082, retired Geologist, US Citizen

     No person or entity listed above has been convicted of any crime, nor has any person been subject to any civil, administrative, injunctive or other Order in the past 5 years, which enjoined, prohibited or mandated any behavior.

Item 3. Source and Amount of Funds or Other Consideration.

Not  Applicable.

Item 4.  Purpose of Transaction.

     The Reporting Entity has presend plans which would result in the occurrence in the events described in this item.

Item 5.  Interest in Securities of the Issuer.

Name                                        Shares Owned               Percent
----                                        ------------               -------

New Mexico Energy, LLC                      2,941,666                  12.47%
(beneficially Robert A. Doak, Jr.)
Robert A. Doak, Jr.                         3,175,567                  13.46%



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 3, 2010, each of New Mexico Energy, LLC and Robert A Doak, Jr., granted Cicerone Corporate Development, LLC an option to purchase 2,941, 666 held by New Mexico Energy, LLC and an option to purchase 3,175,567 shares held by Mr. Doak. The Options are exercisable at $1.50 per share and expire tow years after the effective date. Pursuant to the terms of the options, Cicerone Corporate Development, LLC must purchase (i) 60,606 shares for $100,000 on or before September 2, 2010, (ii) additional monthly shares on or before October 2, 2010, and (iii) additional monthly increments of 20,000 shares on or before the 20th day of each month commencing October 20, 2010 with any balance t be purchased on or before the expiration date of the option. Until such time as Cicerone Corporate Development, LLC exercises the options, Stephen Weathers, a director of Sun River Energy, Inc. has voting control with respect to the shares underlying the options.

Item 7. Material to be filed as Exhibits.


     None

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2010



                                          /s/Robert A. Doak, Jr.
                                          ---------------------
                                             Robert A. Doak, Jr.


                                     By:   New Mexico Energy, LLC

                                           /s/Robert A. Doak, Jr.
                                           _______________________
                                           Manager